March 6, 2015

CONFIDENTIAL

Paul Dudek, Esq.

Chief, Office of International Corporate Finance Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Azure Power Global Limited
Confidential Submission of Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of our client, Azure Power Global Limited, a foreign private issuer and emerging growth company organized under the laws of Mauritius (the “Company”), we are submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s equity shares in the United States. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for foreign private issuers and emerging growth companies, the enclosed Draft Registration Statement is being submitted to you in draft, unsigned form and on a confidential basis.

If you need additional copies or have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (650) 470-4522 or via e-mail at Thomas.Ivey@skadden.com.

Thank you.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey

Enclosures

cc:	Inderpreet Wadhwa, Founder and Chief Executive Officer
Surendra Gupta, Chief Financial Officer
Kirk Davenport, Latham & Watkins LLP
Wes Holmes, Latham & Watkins LLP
Sanjay Vij, Ernst & Young LLP
Kapil Jain, Ernst & Young LLP